FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

November 22, 2002

SUPPL

02 NOV 26 AM 9:47

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02060010

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- Consolidated Semi-Annual Report Release for the six-month period during the fiscal year ending March 31, 2003

- Outline of the Non-Consolidated Interim Financial Statements for the six-month period during the fiscal year ending March 31, 2003

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

dlw
11/26

Enclosure

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v10

FILE No.
82-4990

(Summary English Translation)

Consolidated Semi-Annual Report Release
for the Six-Month Period during the Fiscal Year ending March 31, 2003

November 15, 2002

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Stock Exchange:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Representative: Mutsutake Otsuka
President and Representative Director

Head Office: Tokyo

Attn.: Susumu Inoue
Director of Public Relations Department

Tel.: (03)5334-1300

Board Meeting Date: November 15, 2002

Adoption of U.S. accounting principle: not applicable

1. Consolidated Business Results (April 1, 2002 through September 30, 2002)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Recurring Income
Six months ended September 30, 2002	¥1,269,575 million (0.6%)	¥201,481 million (12.9%)	¥125,651 million (31.2%)
Six months ended September 30, 2001	¥1,261,555 million (0.1%)	¥178,519 million (2.3%)	¥95,766 million (25.6%)
Year ended March 31, 2002	¥2,543,378 million	¥316,339 million	¥135,786 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2002	¥63,168 million (114.8%)	¥15,795.21	–
Six months ended September 30, 2001	¥29,412 million (-21.9%)	¥7,353.11	–
Year ended March 31, 2002	¥47,551 million	¥11,887.82	–

(Notes)

1. Investment profit and loss in equity method:

Six months ended September 30, 2002: 150 million yen

Six months ended September 30, 2001: 2,724 million yen

Year ended March 31, 2002: 2,815 million yen

2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2002: 3,999,235
   Six months ended September 30, 2001: 4,000,000
   Year ended March 31, 2002: 4,000,000
3. *Changes in accounting treatment: not applicable*
4. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2002	¥6,896,330 million	¥978,944 million	14.2%	¥244,783.01
Six months ended September 30, 2001	¥7,088,277 million	¥925,949 million	13.1%	¥231,487.33
Year ended March 31, 2002	¥7,022,271 million	¥930,746 million	13.3%	¥232,686.50

(Notes)
Total outstanding shares as of the end of each fiscal year (consolidated):
Six months ended September 30, 2002: 3,999,235
Six months ended September 30, 2001: 4,000,000
Year ended March 31, 2002: 4,000,000

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Six months ended September 30, 2002	¥185,801 million	-¥133,620 million	-¥106,341 million	¥146,092 million
Six months ended September 30, 2001	¥237,174 million	-¥127,606 million	-¥163,826 million	¥229,858 million
Year ended March 31, 2002	¥455,045 million	-¥105,645 million	-¥433,589 million	¥229,858 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 99
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated	(new): 0	Equity method	(new): 0
	(excluded): 2		(excluded): 0

2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

	Operating Revenues	Recurring Income	Net Income
Year ended March 31, 2003	¥2,590,000 million	¥174,000 million	¥97,000 million

(Reference)
Estimated net income per share (annual): 24,254.64 yen

** Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors.*

FILE No.
82-4990

(Summary English Translation)

Outline of the Non-Consolidated Interim Financial Statements
for the Six-Month Period during the Fiscal Year ending March 31, 2003

November 15, 2002

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Stock Exchange:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Representative: Mutsutake Otsuka
President and Representative Director

Head Office: Tokyo

Attn.: Susumu Inoue
Director of Public Relations Department

Tel.: (03)5334-1300

Board Meeting Date: November 15, 2002

Interim Dividends: applicable

Commencement Date of Interim Dividends Payment:
December 10, 2002

Unit Share System: not applicable

1. **Business Results (April 1, 2002 through September 30, 2002)**

(1) Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Recurring Income
Six months ended September 30, 2002	¥949,099 million (-0.5%)	¥183,540 million (12.5%)	¥109,877 million (38.1%)
Six months ended September 30, 2001	¥954,111 million (0.1%)	¥163,114 million (2.6%)	¥79,574 million (29.5%)
Year ended March 31, 2002	¥1,901,977 million	¥279,565 million	¥99,330 million

	Net Income	Net Income per Share
Six months ended September 30, 2002	¥57,814 million (161.3%)	¥14,453.69
Six months ended September 30, 2001	¥22,123 million (-32.4%)	¥5,530.84
Year ended March 31, 2002	¥71,957 million	¥17,989.30

(Notes)
1. *Average number of outstanding shares for each period:*
Six months ended September 30, 2002: 4,000,000
Six months ended September 30, 2001: 4,000,000
Year ended March 31, 2002: 4,000,000

2. *Changes in accounting treatment: not applicable*
3. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2002	¥4,000.00	–
Six months ended September 30, 2001	¥2,500.00	–
Year ended March 31, 2002	–	¥5,000.00

(Notes)
Breakdown of interim dividends for six months ended September 30, 2002:
Memorial dividend: 1,500.00 yen

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2002	¥6,307,847 million	¥927,189 million	14.7%	¥231,797.33
Six months ended September 30, 2001	¥6,420,316 million	¥805,684 million	12.5%	¥201,421.01
Year ended March 31, 2002	¥6,381,669 million	¥881,402 million	13.8%	¥220,350.61

(Notes)
1. *Total outstanding shares as of the end of each fiscal year:*
   Six months ended September 30, 2002: 4,000,000
   Six months ended September 30, 2001: 4,000,000
   Year ended March 31, 2002: 4,000,000
2. *Total own shares as of the end of each fiscal year:*
   Six months ended September 30, 2002: 0
   Six months ended September 30, 2001: 0
   Year ended March 31, 2002: 0

2. Forecast of Business Results (April 1, 2002 through March 31, 2003)

	Operating Revenues	Recurring Income	Net Income	Dividends per Share	
				End of Year	
Year ended March 31, 2003	¥1,901,000 million	¥142,000 million	¥83,000 million	¥4,000.00	¥8,000.00

(Reference)
Estimated net income per share (annual): 20,750.00 yen

* *Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors.*